Exhibit 99.1

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The unaudited interim condensed consolidated financial information for the six months ended June 30, 2024 of GDS Holdings Limited (the “Company” or “GDS”) as disclosed in the interim report released on August 21, 2024 (the “Interim Report”) are prepared under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and reviewed by the Audit Committee of the Board.

Basis of Preparation

The Directors of the Company are responsible for preparing the Company’s reconciliation statement in relation to the effects of material differences between the Company’s financial information prepared under U.S. GAAP and International Financial Reporting Standards (“IFRS”) as of and for the six months ended June 30, 2024 (the “Reconciliation Statement”) in accordance with the relevant requirements of the Listing Rules and relevant guidance in HKEX-GL111-22. The Reconciliation Statement comprises a reconciliation setting out the financial effect of material differences between the Company’s accounting policies under U.S. GAAP and IFRS, and an explanation of such differences.

Reconciliation Process

The process applied in the preparation of Reconciliation Statement includes:

(i)	Extracting relevant financial information from the Company’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2024 as disclosed in the Interim Report prepared in accordance with U.S. GAAP as the “Amounts as reported under U.S. GAAP” in respect of the unaudited condensed consolidated statement of operations for the six months ended June 30, 2024 and the unaudited condensed consolidated balance sheet as of June 30, 2024;

(ii)	Identifying changes to the accounting policies under U.S. GAAP which are considered necessary in order for the accounting policies to conform to the relevant requirements of IFRS and quantifying the financial effects resulting from such changes; and

(iii)	Preparing the description of the reconciliating items to explain the differences in the accounting policies.

Limited Assurance Engagement and Results

KPMG was engaged by the Company to conduct work on the Reconciliation Statement and to report thereon in the form of an independent limited assurance conclusion to the Directors based on the evidence obtained in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information (“HKSAE 3000 (Revised)”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

A limited assurance engagement consists of making inquiries, primarily of persons responsible for the preparation of the Reconciliation Statement, assessing the suitability of the basis of preparation and the reconciliation process, and applying other procedures. The procedures selected depend on their understanding of the Reconciliation Statement and other engagement circumstances, and the consideration of areas where material misstatements are likely to arise. These procedures included:

(i)	Comparing the financial information in the columns “Amounts as reported under U.S. GAAP” as set out in the Reconciliation Statement with the corresponding financial statement line items in the Company’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2024 as disclosed in the Interim Report;

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

(ii)	Evaluating the adjustments made and evidence supporting the adjustments made in arriving at the “Amounts as reported under IFRS” as set out in the Reconciliation Statement with reference to the basis of preparation and the reconciliation process;

(iii)	Checking the arithmetic accuracy of the computation of the “Amounts as reported under IFRS” as set out in the Reconciliation Statement; and

(iv)	Reading the description of the material differences to determine whether it is in line with their knowledge obtained in performing the above procedures.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

KPMG’s engagement did not involve independent examination of any of the underlying records or other sources from which the Reconciliation Statement was extracted. The procedures performed in accordance with HKSAE 3000 (Revised) is different in scope from an audit or a review conducted in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA and consequently, KPMG did not express an audit opinion nor a review conclusion on the Reconciliation Statement. KPMG’s engagement was intended solely for the use of the Directors in connection with the Company’s Interim Report for the six months ended June 30, 2024 and may not be suitable for another purpose. Based on the procedures performed and evidence obtained, nothing has come to KPMG’s attention that causes them to believe:

(i)	The amounts in the columns “Amounts as reported under U.S. GAAP” as set out in the Reconciliation Statement are not in agreement with the amounts of corresponding financial statement line items in the Company’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2024 as disclosed in the Interim Report;

(ii)	The adjustments made in arriving at the “Amounts as reported under IFRS” as set out in the Reconciliation Statement are not prepared, in all material respects, in accordance with the basis of preparation and reconciliation process as set out above; and

(iii)	The computation of the amounts in the columns “Amounts as reported under IFRS” as set out in the Reconciliation Statement are not arithmetically accurate.

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Company’s unaudited interim condensed consolidated financial information are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The effects of material differences between U.S. GAAP and IFRS are as follows:

(i)	Reconciliation of consolidated statements of operations data:

	For the six months ended June 30, 2023
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds (Note (b))	Redeemable Preferred Shares of GDS (Note (c))	Long-lived assets impairment (Note (f))	Amounts as reported under IFRS
Cost of revenue	(3,838,294)	32,307	-	-	-	(3,805,987)
Gross profit	1,042,684	32,307	-	-	-	1,074,991

General and administrative expenses	(559,023)	4,864	-	-	1,097	(553,062)
Income from operations	398,797	37,171	-	-	1,097	437,065

Net interest expenses	(953,899)	(57,789)	(214,101)	(36,428)	-	(1,262,217)
Others, net	46,036	-	-	(20,232)	-	25,804
Loss before income taxes	(511,088)	(20,618)	(214,101)	(56,660)	1,097	(801,370)

Income tax expenses	(188,830)	(1,343)	-	-	-	(190,173)
Net loss	(699,918)	(21,961)	(214,101)	(56,660)	1,097	(991,543)
Net loss attributable to GDS Holdings Limited shareholders	(702,918)	(21,961)	(214,101)	(56,660)	1,097	(994,543)
Cumulative dividend on redeemable preferred shares	(26,201)	-	-	26,201	-	-
Net loss available to GDS Holdings Limited ordinary shareholders	(729,119)	(21,961)	(214,101)	(30,459)	1,097	(994,543)

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

	For the six months ended June 30, 2024
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds (Note (b))	Redeemable Preferred Shares of GDS (Note (c))	Redeemable Preferred Shares of GDSI (Note (d))	Long-lived assets impairment (Note (f))	Amounts as reported under IFRS
Cost of revenue	(4,242,237)	34,504	-	-	-	37,416	(4,170,317)
Gross profit	1,211,499	34,504	-	-	-	37,416	1,283,419

General and administrative expenses	(595,622)	2,793	-	-	(69,976)	4,156	(658,649)
Income from operations	534,864	37,297	-	-	(69,976)	41,572	543,757

Net interest expenses	(1,008,707)	(53,930)	(194,120)	(38,090)	(25,428)	-	(1,320,275)
Others, net	12,110	-	-	-	4,271	-	16,381
Loss before income taxes	(454,431)	(16,633)	(194,120)	(38,090)	(91,133)	41,572	(752,835)

Income tax expenses	(122,268)	1,357	-	-	-	(2,553)	(123,464)
Net loss	(576,699)	(15,276)	(194,120)	(38,090)	(91,133)	39,019	(876,299)
Net income attributable to non-controlling interests	(4,334)	-	-	-	-	(48)	(4,382)
Net loss attributable to redeemable non-controlling interests	9,465	-	-	-	(9,465)	-	-
Net loss attributable to GDS Holdings Limited shareholders	(571,568)	(15,276)	(194,120)	(38,090)	(100,598)	38,971	(880,681)
Cumulative dividend on redeemable preferred shares	(26,935)	-	-	26,935	-	-	-
Net loss available to GDS Holdings Limited ordinary shareholders	(598,503)	(15,276)	(194,120)	(11,155)	(100,598)	38,971	(880,681)

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

(ii)	Reconciliation of consolidated balance sheets data:

	As of December 31, 2023
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds (Note (b))	Redeemable Preferred Shares of GDS (Note (c))	Other redeemable non- controlling interests (Note (e))	Long-lived assets impairment (Note (f))	Amounts as reported under IFRS
Property and equipment, net	47,499,494	5,311,052	-	-	-	(1,155,346)	51,655,200
Prepaid land use rights, net	22,388	-	-	-	-	(266)	22,122
Operating lease right-of-use assets	5,436,288	(5,436,288)	-	-	-	-	-
Goodwill and intangible assets, net	7,765,055	(39,305)	-	-	-	(19,329)	7,706,421
Other non-current assets	2,739,812	21,779	-	12,749	-	-	2,774,340
Total non-current assets	63,463,037	(142,762)	-	12,749	-	(1,174,941)	62,158,083
Total assets	74,446,690	(142,762)	-	12,749	-	(1,174,941)	73,141,736

Operating lease liabilities, current	180,403	(180,403)	-	-	-	-	-
Finance lease and other financing obligations, current	547,847	172,691	-	-	-	-	720,538
Total current liabilities	8,305,476	(7,712)	-	-	-	-	8,297,764

Convertible bonds payable, non-current	8,434,766	-	(1,586,164)	-	-	-	6,848,602
Operating lease liabilities, non-current	1,395,981	(1,395,981)	-	-	-	-	-
Finance lease and other financing obligations, non-current	7,894,185	1,484,013	-	-	-	-	9,378,198
Redeemable preferred shares, non-current	-	-	-	1,012,152	-	-	1,012,152
Other long-term liabilities	1,586,223	11,311	-	-	-	(40,524)	1,253,271
Total non-current liabilities	46,017,411	99,343	(1,586,164)	1,012,152	-	(40,524)	45,502,218
Total liabilities	54,322,887	91,631	(1,586,164)	1,012,152	-	(40,524)	53,799,982

Redeemable preferred shares	1,064,766	-	-	(1,064,766)	-	-	-
Total mezzanine equity	1,064,766	-	-	(1,064,766)	-	-	-

Additional paid-in capital	29,337,095	-	2,372,576	382,863	286,053	-	32,378,587
Accumulated other comprehensive loss	(974,393)	(272)	186,059	7,730	-	(309)	(781,185)
Accumulated deficit	(9,469,758)	(234,121)	(972,471)	(325,230)	(286,053)	(1,131,912)	(12,419,545)
Total GDS Holdings Limited shareholders’ equity	18,893,460	(234,393)	1,586,164	65,363	-	(1,132,221)	19,178,373
Non-controlling interests	165,577	-	-	-	-	(2,196)	163,381
Total equity	19,059,037	(234,393)	1,586,164	65,363	-	(1,134,417)	19,341,754

Total liabilities, mezzanine equity and equity	74,446,690	(142,762)	-	12,749	-	(1,174,941)	73,141,736

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

	As of June 30, 2024
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Lease (Note (a))	Convertible Bonds (Note (b))	Redeemable Preferred Shares of GDS (Note (c))	Redeemable Preferred Shares of GDSI(1) (Note (d))	Other redeemable non- controlling interests (Note (e))	Long-lived assets impairment (Note (f))	Amounts as reported under IFRS
Property and equipment, net	48,937,933	5,260,353	-	-	-	-	(1,117,965)	53,080,321
Prepaid land use rights, net	22,081	-	-	-	-	-	(262)	21,819
Operating lease right-of-use assets	5,394,689	(5,394,689)	-	-	-	-	-	-
Goodwill and intangible assets, net	7,660,434	(39,305)	-	-	-	-	(15,009)	7,606,120
Other non-current assets	2,843,825	22,780	-	12,828	-	-	-	2,552,640
Total non-current assets	64,858,962	(150,861)	-	12,828	-	-	(1,133,236)	63,587,693
Total assets	79,165,413	(150,861)	-	12,828	-	-	(1,133,236)	77,894,144

Operating lease liabilities, current	183,785	(183,785)	-	-	-	-	-	-
Finance lease and other financing obligations, current	579,972	175,830	-	-	-	-	-	755,802
Redeemable preferred shares, current	-	-	-	-	3,463,428	-	-	3,463,428
Total current liabilities	10,278,392	(7,955)	-	-	3,463,428	-	-	13,733,865

Convertible bonds payable, non-current	8,494,835	-	(1,401,291)	-	-	-	-	7,093,544
Operating lease liabilities, non-current	1,343,766	(1,343,766)	-	-	-	-	-	-
Finance lease and other financing obligations, non-current	7,853,677	1,439,511	-	-	-	-	-	9,293,188
Redeemable preferred shares, non-current	-	-	-	1,029,497	-	-	-	1,029,497
Other long-term liabilities	1,599,439	10,955	-	-	-	-	(37,971)	1,572,423
Total non-current liabilities	46,011,879	106,700	(1,401,291)	1,029,497	-	-	(37,971)	45,708,814
Total liabilities	56,290,271	98,745	(1,401,291)	1,029,497	3,463,428	-	(37,971)	59,442,679

Redeemable preferred shares	1,071,247	-	-	(1,071,247)	-	-	-	-
Redeemable non-controlling interests	3,109,219	-	-	-	(3,109,219)	-	-	-
Total mezzanine equity	4,180,466	-	-	(1,071,247)	(3,109,219)	-	-	-

Additional paid-in capital	29,465,653	-	2,372,576	409,798	(248,808)	286,053	-	32,285,272
Accumulated other comprehensive loss	(1,048,755)	(209)	195,306	8,100	(4,803)	-	(176)	(850,537)
Accumulated deficit	(10,041,326)	(249,397)	(1,166,591)	(363,320)	(100,598)	(286,053)	(1,092,941)	(13,300,226)
Total GDS Holdings Limited shareholders’ equity	18,376,099	(249,606)	1,401,291	54,578	(354,209)	-	(1,093,117)	18,135,036
Non-controlling interests	318,577	-	-	-	-	-	(2,148)	316,429
Total equity	18,694,676	(249,606)	1,401,291	54,578	(354,209)	-	(1,095,265)	18,451,465

Total liabilities, mezzanine equity and equity	79,165,413	(150,861)	-	12,828	-	-	(1,133,236)	77,894,144

(1) For the purpose of this Reconciliation Statement, “GDSI” refers to DigitalLand Holdings Limited, a subsidiary of GDS.

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Notes:

(a)	Leases

Under U.S. GAAP, there is a dual-classification lease accounting model for lessees: finance leases and operating leases. For operating leases, unless the right-of-use asset has been impaired, the amortization of right-of-use assets and the interest expense of lease liabilities are recorded together as a single lease cost on a straight-line basis over the remaining lease term.

Under IFRS, all leases are classified as finance leases, where right-of-use assets are amortized on a straight-line basis, while interest expense of lease liabilities are recorded in interest expenses under the effective interest method, which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease.

(b)	Convertible bonds

Under U.S. GAAP, the convertible bonds of the Company are classified as liabilities and measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using effective interest method over the period from the issuance date to the maturity date.

Under IFRS, the convertible bonds of the Company are divided into liability and equity components with the initial value of the liability component being the present value of a straight bond and the remaining value allocated to the equity component. The issuance cost is allocated between the liability and equity components. The liability component of the convertible bonds is subsequently measured at amortized cost using the effective interest rate method.

(c)	Redeemable preferred Shares of GDS

Under U.S. GAAP, the redeemable preferred shares of GDS are classified as mezzanine equity since they are redeemable at the option of the holder. The issuance cost is treated as an adjustment to the initial value of the redeemable preferred shares of GDS. The redeemable preferred shares of GDS are subsequently accreted to the redemption value using effective interest rate.

Under IFRS, the redeemable preferred shares of GDS are divided into liability and equity components with the initial value of the liability component referring the present value of a straight debt and the remaining value allocated to the equity component. The issuance cost is allocated between the liability and equity components. The liability component of the redeemable preferred shares of GDS is subsequently amortized using effective interest rate.

RECONCILIATION BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

(d)	Redeemable preferred Shares of GDSI

Under U.S. GAAP, when the non-controlling interests are redeemable at the option of the non-controlling shareholder, or contingently redeemable upon the occurrence of a conditional event that is not solely within the control of the Company, the non-controlling interests are separately classified as mezzanine equity. As a result, the Preferred Shares issued by GDSI, which are redeemable non-controlling interests, are classified as mezzanine equity and initially measured at fair value. If the redemption is not considered probable, they are subsequently measured pursuant to ASC 810 (i.e. increased or decreased for the non-controlling interests’ share of net income or loss). If the redemption is considered probable, they are subsequently measured as the greater of (i) the balance determined pursuant to ASC 810 and (ii) the balance determined pursuant to ASC 480-10-S99-3A (i.e. the redemption value, which cannot be lower than initial amount).

Under IFRS, the Preferred Shares issued by GDSI are bifurcated into derivative financial liability component, non-derivative financial liability component and equity component. The derivative financial liability component is measured at fair value. The non-derivative financial liability component is measured at redemption value and the equity component is measured at the residual amount.

(e)	Other redeemable non-controlling interests

Under U.S. GAAP, when the non-controlling interests are redeemable at the option of the non-controlling shareholder, or contingently redeemable upon the occurrence of a conditional event that is not solely within the control of the Company, the non-controlling interests are separately classified as mezzanine equity. If the redemption is not considered probable, they are subsequently measured pursuant to ASC 810 (i.e. increased or decreased for the non-controlling interests’ share of net income or loss). If the redemption is considered probable, they are subsequently measured as the greater of (i) the balance determined pursuant to ASC 810 and (ii) the balance determined pursuant to ASC 480-10-S99-3A (i.e. the redemption value, which cannot be lower than initial amount). As the redemption is considered probable, the subsequent accretion to redemption value of the redeemable non-controlling interests is charged against additional paid-in capital.

Under IFRS, the redeemable non-controlling interests, other than the Preferred Shares of GDSI, are presented as liability, as the Company does not have the unconditional right to avoid delivering cash or another financial asset, and measured at fair value subsequently. The changes in the fair value are subsequently recognized in profit or loss.

(f)	Long-lived assets impairment

Under U.S. GAAP, two-step approach is used in the measurement and recognition of impairment losses of long-lived assets. During step one, recoverability test, the carrying amount is first compared with the undiscounted cash flows, using entity specific assumptions. During step two, measurement test, if the carrying amount is higher than the undiscounted cash flows, an impairment loss is measured as the difference between the carrying value and fair value.

Under IFRS, a one-step approach is used in impairment testing. The carrying amount is compared with the recoverable amount, which is the higher of fair value less costs of disposal or the asset’s value in use based on the net present value of future cash flows. Therefore, the difference in impairment assessment results in difference in impairment losses under IFRS. In addition, the lease accounting difference leads to difference in the carrying amounts of right-of-use assets and thus results in difference in impairment losses.